[CITIBANK LETTERHEAD]

June 22, 2016

Via EDGAR and Telecopier

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Paul Dudek, Esq
Division of International Corporate Finance
Fax: (202) 772-9207

Re:	CHIPMOS Technologies Inc.
Registration Statement on Form F-6 (Registration No.: 333-209736)

Dear Mr. Dudek:

Citibank N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Form of Deposit Agreement, by and among the Depositary, Chipmos Technologies Inc., a company organized under the laws of the Republic of China (the “Company”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder representing ordinary shares, par value of NT$10 per share, of the Company, hereby requests that the effectiveness of Registration Statement on Form F-6, as amended by any pre-effective amendments, (Registration No.:  333- 209736) be accelerated to coincide with the accelerated effectiveness of the Company’s Registration Statement on Form F-4 (File No.: 333-209733).

Please call me at (212) 816-6351 if you have any questions.

Very truly yours,

CITIBANK, N.A.

By:	/s/ Keith Galfo
Name:	Keith Galfo
Title:	Vice President

cc:           Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)